AMERICAN TONY PHARMACEUTICALS, INC.
125 Maiden Lane, Suite 309
New York, NY 10038

October 6, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ryan C. Milne

    Re:   American Tony Pharmaceuticals, Inc.
(formerly Aim Smart Corp.)
Item 4.01 Form 8-K
Filed July 23, 2008
File No. 000-52954

Dear Mr. Milne:

This letter is provided in response to your letter addressed to the undersigned dated September 25, 2008.  Our response is set forth below the item noted by the Staff in your letter.

1.
We read that you have requested a letter from your former accountants, Michael F. Cronin, indicating whether or not they agree with your disclosures in the Form 8-K.  Supplementally tell us the status of obtaining this letter.  If there is a specific reason why your former accountants have not provided this letter, such as a billing dispute or other unresolved matter between you and your former accountant, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter.  Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

Response

We are today filing Amendment No. 1 to the 8-K.  The amendment contains Mr. Cronin’s letter as Exhibit 16.

Acknowledgement

The undersigned, as Chief Executive Officer of American Tony Pharmaceuticals, Inc., hereby acknowledges that:

-	American Tony Pharmaceuticals, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	American Tony Pharmaceuticals, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mingli Yao

Mingli Yao
Chief Executive Officer